1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☑	Form 40-F	☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

TSMC October Sales Report

Hsinchu, Taiwan, November 9, 2004 - Taiwan Semiconductor Manufacturing Company Ltd. (TSMC) (TAIEX: 2330, NYSE: TSM) today said that net sales for October 2004 totaled NT$22,970 million. Revenues for January through October 2004 reached NT$215,087 million.

Net sales for October 2004 decreased by 0.9 percent from September 2004. On a year-over-year basis, net sales for October 2004 grew 13.1 percent.

#       #       #

Sales Report:	(Unit: NT$ million)
Net Sales	2004(1)	2003	Growth Rate
October	22,970	20,304	13.1%
January through October	215,087	164,429	30.8%

(1): Year 2004 figures have not been audited.

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

TSMC Deputy Spokesperson:
Mr. J.H. Tzeng
PR Department Manager
Tel: 886-3-666-5028 (O) / 886-928-882-607(Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com

For further information, please contact:
Mr. Richard Chung
PR Principal Specialist
Tel: 886-3-666-5038 (O) / 886-911-258-751(Mobile)
Fax:03-5670121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
November 09, 2004

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of October 2004.

1) Sales volume (in NT$ thousand)

Period	Items	2004	2003	Changes	(%)
Oct	Invoice amount	23,384,196	20,053,433	3,330,763	16.61%
Jan - Oct	Invoice amount	208,036,268	155,028,285	53,007,983	34.19%
Oct	Net sales	22,969,780	20,303,765	2,666,015	13.13%
Jan - Oct	Net sales	215,087,263	164,428,500	50,658,764	30.81%

2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	Oct	Bal. as of period end
TSMC	75,852,558	—	—
TSMC’s subsidiaries	33,032,710	(416,700)	4,680,900

3) Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Oct		Bal. as of period end
TSMC	94,815,698	(296,460)	*	18,054,900
TSMC’s subsidiaries	N/A	—		—
TSMC endorses for subsidiaries		(296,460)	*	18,054,900
TSMC’s subsidiaries endorse for TSMC		—		—
TSMC endorses for PRC companies		—		—
TSMC’s subsidiaries endorse for PRC companies		—		—

* The deviation was due to the fluctuation in currency exchange rate.

4) Financial derivative transactions (in thousand)

a-1. Hedging purpose (for assets/liabilities denominated in foreign currencies)

Underlying assets / liabilities	Liabilities:	YEN:	0
		EUR:	39,000
	Assets:	US$:	2,335,177
Financial instruments			FX forward contracts
Recognized profit (loss)			(NT$39,488)

a-2. Hedging purpose (for the position of fixed rate liabilities / floating rate assets)

Underlying assets / liabilities	Liabilities:	NT$:	3,000,000
		US$:	0
	Assets	US$:	—
Financial instruments			Interest rate swap
Recognized profit (loss)			—

     b. Trading purpose: None.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: November 9, 2004	By:	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer